                                    UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    SCHEDULE 13G

                      Under the Securities Exchange Act of 1934
                                 (Amendment No. 1)*

                               ADVANCE PARADIGM, INC.

                                  (Name of Issuer)

                                    COMMON STOCK

                           (Title of Class of Securities)


                                     007491103
                                   (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 2 of 9 Pages

                                  SCHEDULE 13G

CUSIP NO.     007491103

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    J.H. WHITNEY & CO., A NEW YORK LIMITED PARTNERSHIP (IRS IDENTIFICATION NO. 13-1534455), THE GENERAL PARTNERS OF WHICH ARE MICHAEL C. BROOKS, PETER M. CASTLEMAN, JEFFREY R. JAY, WILLIAM LAVERACK, JR., RAY E. NEWTON, III, DANIEL
    J. O'BRIEN, MICHAEL R. STONE AND WHITNEY GENERAL PARTNER, L.L.C.

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A) / /
                                                                  (B) /X/
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

    A NEW YORK LIMITED PARTNERSHIP. ALL INDIVIDUAL GENERAL PARTNERS ARE UNITED STATES CITIZENS. WHITNEY GENERAL PARTNER, L.L.C. IS A DELAWARE LIMITED LIABILITY COMPANY.

--------------------------------------------------------------------------------


                  5  SOLE VOTING POWER
   NUMBER OF          195,938 SHARES OF COMMON STOCK
     SHARES       --------------------------------------------------------------
  BENEFICIALLY    6   SHARED VOTING POWER
    OWNED BY          0 SHARES OF COMMON STOCK
      EACH        --------------------------------------------------------------
    REPORTING     7   SOLE DISPOSITIVE POWER
     PERSON          195,938 SHARES OF COMMON STOCK
      WITH        --------------------------------------------------------------
                  8  SHARED DISPOSITIVE POWER
                      0 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    195,938 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*    /X/

--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    2.51%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
    PN
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 9 Pages

                                  SCHEDULE 13G

CUSIP NO.     007491103

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    WHITNEY 1990 EQUITY FUND, L.P., A DELAWARE LIMITED PARTNERSHIP (IRS IDENTIFICATION NO. 06-1305466), THE GENERAL PARTNERS OF WHICH ARE MICHAEL C. BROOKS, PETER M. CASTLEMAN, JEFFREY R. JAY, WILLIAM LAVERACK, JR., RAY E. NEWTON, III, DANIEL J. O'BRIEN AND MICHAEL R. STONE.

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A) / /
                                                                (B) /X/
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

    A DELAWARE LIMITED PARTNERSHIP. ALL GENERAL PARTNERS ARE UNITED STATES CITIZENS.

--------------------------------------------------------------------------------

                  5  SOLE VOTING POWER
   NUMBER OF         750,000 SHARES OF COMMON STOCK
     SHARES       --------------------------------------------------------------
  BENEFICIALLY    6   SHARED VOTING POWER
    OWNED BY         0 SHARES OF COMMON STOCK
      EACH        --------------------------------------------------------------
    REPORTING     7   SOLE DISPOSITIVE POWER
     PERSON          750,000 SHARES OF COMMON STOCK
      WITH        --------------------------------------------------------------
                  8   SHARED DISPOSITIVE POWER
                     0 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    750,000 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*    /X/

--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    9.62%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
    PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 9 Pages

                                  SCHEDULE 13G

CUSIP NO.     007491103

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    WHITNEY SUBORDINATED DEBT FUND, L.P., A DELAWARE LIMITED PARTNERSHIP (IRS IDENTIFICATION NO. 13- 3526570), THE GENERAL PARTNERS OF WHICH ARE MICHAEL
    C. BROOKS, PETER M. CASTLEMAN, JAMES H. FORDYCE, JEFFREY R. JAY, WILLIAM LAVERACK, JR., RAY E. NEWTON, III, DANIEL J. O'BRIEN AND MICHAEL R. STONE.

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (A) / /
                                                                        (B) /X/
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

    A DELAWARE LIMITED PARTNERSHIP. ALL GENERAL PARTNERS ARE UNITED STATES CITIZENS.

--------------------------------------------------------------------------------

                  5  SOLE VOTING POWER
                      252,375 SHARES OF COMMON STOCK (ISSUABLE UPON EXERCISE OF WARRANT)
   NUMBER OF      --------------------------------------------------------------
    SHARES
  BENEFICIALLY    6  SHARED VOTING POWER
    OWNED BY         0 SHARES OF COMMON STOCK
     EACH         --------------------------------------------------------------
   REPORTING      7  SOLE DISPOSITIVE POWER
    PERSON           252,375 SHARES OF COMMON STOCK (ISSUABLE UPON EXERCISE OF
     WITH            WARRANT)
                  --------------------------------------------------------------
                  8  SHARED DISPOSITIVE POWER
                     0 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 252,375 SHARES OF COMMON STOCK (ISSUABLE UPON EXERCISE OF WARRANT)
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   /X/

--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    3.13%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
    PN
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 5 of 9 Pages

Item 1(a).  Name of Issuer:

    Advance Paradigm, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

    545 East John Carpenter Freeway
    Suite 1900
    Irving, TX 75062

Item 2(a).  Name of Person Filing:

    (i) J. H. Whitney & Co., a New York limited partnership. The names and business addresses of the general partners of J. H. Whitney & Co. are as follows: Michael C. Brooks, Peter M. Castleman, Jeffrey R. Jay, William Laverack, Jr., Ray E. Newton, III, Daniel J. O'Brien, Michael R. Stone and Whitney General Partner, L.L.C., the business address of each of whom is 177 Broad Street, Stamford, CT 06901.

    (ii) Whitney 1990 Equity Fund, L.P., a Delaware limited partnership. The names and business addresses of the general partners of Whitney 1990 Equity Fund, L.P. are as follows: Michael C. Brooks, Peter M. Castleman, Jeffrey R. Jay, William Laverack, Jr., Ray E. Newton, III, Daniel J. O'Brien and Michael R. Stone, the business address of each of whom is 177 Broad Street, Stamford, CT 06901.

    (iii) Whitney Subordinated Debt Fund, L.P., a Delaware limited partnership. The names and business addresses of the general partners of Whitney Subordinated Debt Fund, L.P. are as follows: Michael C. Brooks, Peter M. Castleman, James H. Fordyce, Jeffrey R. Jay, William Laverack, Jr., Ray E. Newton, III, Daniel J. O'Brien and Michael R. Stone, the business address of each of whom is 177 Broad Street, Stamford CT 06901.

Item 2(b).  Address of Principal Business Office or,
              if none, Residence:

    (i)     J. H. Whitney & Co.
            177 Broad Street
            Stamford, CT  06901

    (ii)    Whitney 1990 Equity Fund, L.P.
            177 Broad Street
            Stamford, CT  06901

                                                               Page 6 of 9 Pages

   (iii) Whitney Subordinated Debt Fund, L.P.
         177 Broad Street
         Stamford, CT  06901

Item 2(c).  Citizenship:

    (i) J.H. Whitney & Co. is a New York limited partnership. All of its individual general partners are citizens of the United States. Whitney General Partner, L.L.C. is a Delaware limited liability company.

    (ii) Whitney 1990 Equity Fund, L.P. is a Delaware limited partnership. All of its general partners are citizens of the United States.

    (iii) Whitney Subordinated Debt Fund, L.P. is a Delaware limited partnership. All of its general partners are citizens of the United States.

Item 2(d).  Title of Class of Securities:

   Common Stock.

Item 2(e).  CUSIP Number:

   007491103

Item 3.

   Inapplicable.

Item 4.  Ownership:

   The following information is provided as of December 31, 1997:

   (a)   Amount Beneficially Owned:

         (i)   J. H. Whitney & Co. is the beneficial owner of 195,938 shares.1/

--------

1/ The figure for the amount beneficially owned by Whitney Subordinated Debt Fund, L.P. is comprised of 252,375 shares of Common Stock issuable upon the exercise of warrants. The figure for the amount beneficially owned by each of J.H. Whitney & Co., Whitney 1990 Equity Fund, L.P. and Whitney Subordinated Debt Fund, L.P. does not include the following shares owned by the general partners of each limited partnership, as to which shares J.H. Whitney & Co., Whitney 1990 Equity Fund, L.P. and Whitney Subordinated Debt Fund, L.P. disclaim beneficial ownership: (i) Michael C. Brooks - 16,220 shares and
                                                                  (continued...)

                                                               Page 7 of 9 Pages


         (ii) Whitney 1990 Equity Fund, L.P. is the beneficial owner of 750,000 shares.(1)

         (iii) Whitney Subordinated Debt Fund, L.P. is the beneficial owner of 252,375 shares.(1)

   (b)   Percent of Class:

                  2.51% for J. H. Whitney & Co.;
                  9.62% for Whitney 1990 Equity Fund, L.P.; and
                  3.13% for Whitney Subordinated Debt Fund, L.P.

   (c)   Number of shares as to which such person has:

         (i)  sole power to vote or to direct the vote:

                  195,938 shares for J. H. Whitney & Co.;
                  750,000 shares for Whitney 1990 Equity Fund, L.P.; and 252,375 shares for Whitney Subordinated Debt Fund, L.P.

         (ii)  shared power to vote or to direct the vote:

                  0 shares for J. H. Whitney & Co.;
                  0 shares for Whitney 1990 Equity Fund, L.P.; and 0 shares for Whitney Subordinated Debt Fund, L.P.

         (iii)    sole power to dispose or to direct the disposition of:

                  195,938 shares for J. H. Whitney & Co.; and
                  750,000 shares for Whitney 1990 Equity Fund, L.P.; and 252,375 shares for Whitney Subordinated Debt Fund, L.P.

----------------------
1/(continued...)

     warrants to purchase 3,389 shares; (ii) Peter M. Castleman - 16,286 shares, warrants to purchase 3,389 shares and options to purchase 15,000 shares; (iii) Jeffrey R. Jay - 12,745 shares, warrants to purchase 1,027 shares and options to purchase 15,000 shares; (iv) William Laverack, Jr. - 9,992 shares and warrants to purchase 2,054 shares; (v) Ray E. Newton, III
     - 5,245 shares and warrants to purchase 1,027 shares; (vi) Daniel J. O'Brien - 2,099 shares and warrants to purchase 410 shares; and (vii) Michael R. Stone - 5,244 shares and warrants to purchase 1,027 shares. In addition, the amount beneficially owned by Whitney Subordinated Debt Fund, L.P. also does not include warrants to purchase 1,027 shares held by James
     H. Fordyce, a general partner, as to which Whitney Subordinated Debt Fund, L.P. also disclaims beneficial ownership. J. H. Whitney & Co., Whitney 1990 Equity Fund, L.P. and Whitney Subordinated Debt Fund, L.P. disclaim the existence of a group with respect to the Common Stock of the Issuer, and each disclaims beneficial ownership of the shares of Common Stock owned by the others.

                                                              Page 8 of 9 Pages

         (iv)     shared power to dispose or to direct the disposition of:

                  0 shares for J. H. Whitney & Co.;
                  0 shares for Whitney 1990 Equity Fund, L.P.; and 0 shares for Whitney Subordinated Debt Fund, L.P.

Item 5.   Ownership of Five Percent or Less of a Class:

      Inapplicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person :

      No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities owned by
J. H. Whitney & Co., Whitney 1990 Equity Fund, L.P. and Whitney Subordinated Debt Fund, L.P.

Item 7.   Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on By the
         Parent Holding Company:

      Inapplicable.

Item 8.   Identification and Classification of Members of the
         Group:

      Inapplicable.

Item 9.   Notice of Dissolution of Group:

      Inapplicable.

Item l0.  Certification:

      Inapplicable.

                                                              Page 9 of 9 Pages

         After reasonable inquiry and to the best of its knowledge and belief, each of J. H. Whitney & Co., Whitney 1990 Equity Fund, L.P. and Whitney Subordinated Debt Fund certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 9, 1998

                              J. H. WHITNEY & CO.


                              By: /s/ Daniel J. O'Brien
                                  ---------------------
                                    Daniel J. O'Brien
                                    General Partner

                              WHITNEY 1990 EQUITY FUND, L.P.


                              By: /s/ Daniel J. O'Brien
                                  ---------------------
                                    Daniel J. O'Brien
                                    General Partner


                              WHITNEY SUBORDINATED DEBT FUND, L.P.


                              By: /s/ Daniel J. O'Brien
                                  ---------------------
                                    Daniel J. O'Brien
                                    General Partner